[LEBOEUF, LAMB, GREENE & MACRAE LLP LETTERHEAD]

July 26, 2007

VIA FEDERAL EXPRESS
Ms. Sonia Barros
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-8010

Re:	RAM Holdings Ltd.
Registration Statement on Form S-4
(File No. 333-144151)

Dear Ms. Barros:

          We are writing on behalf of RAM Holdings Ltd. (the “Company”), in response to the July 9, 2007 letter of the Securities and Exchange Commission, with respect to the above-referenced registration statement on Form S-4 of the Company (the “Registration Statement”). For the convenience of the staff of the Commission (the “Staff”), each Staff comment is reprinted in italics, numbered to correspond with the paragraph number assigned in the July 9, 2007 comment letter, and is followed by the corresponding response.

Form S-4

General

1.	We note that you are registering the exchange Series A Preference Shares in reliance on the staff’s position enunciated in Exxon Capital Holding Corporation, SEC No-Action Letter (May 13, 1988); Morgan Stanley & Co. Incorporated, SEC No-Action Letter (June 5, 1991); and Sherman and Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, please provide a supplemental letter to the staff (i) stating that you are registering the exchange offer in reliance on the staff’s position contained in these no-action letters, and (ii) including the statements and representations substantially in the form set forth in the Morgan Stanley and Sherman & Sterling no-action letters.

Included with this filing is the Company's supplemental letter to the Staff.

          If you have any questions with respect to the enclosed letter, please do not hesitate to contact me at (212) 424-8072.

Very truly yours,
/s/ Sheri E. Bloomberg
Sheri E. Bloomberg

Enclosures

[RAM Letterhead]

July 25, 2007

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Re:	RAM Holdings Ltd.
Registration Statement on Form S-4, (File No. 333-144151)

Ladies and Gentlemen:

          RAM Holdings Ltd. (the “Company”) filed the above referenced Registration Statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”) on June 28, 2007. The Registration Statement will be used in connection with the exchange in an exchange offer (the “Exchange Offer”) of up to 75,000 of the Company’s Series A Preference Shares, with a liquidation preference of $1,000 per share (the “Exchange Shares”) for all of its outstanding Series A Preference Shares, with a liquidation preference of $1,000 per share (the “Initial Shares”), issued and sold in a transaction exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”). The Exchange Shares are intended to be registered under the Securities Act. The Exchange Shares are being registered in reliance on the Exxon Capital Holdings Corporation, SEC No-Action Letter (available May 13, 1988) (the “Exxon Capital Letter”), Morgan Stanley & Co. Incorporated, SEC No-Action Letter (available June 5, 1991) (the “Morgan Stanley Letter”) and Shearman & Sterling, SEC No-Action Letter (available July 2, 1993). In connection with the filing of the Registration Statement and in anticipation of the acceleration of the effectiveness thereof, the Company hereby represents as follows:

          The Company has not entered into any arrangement or understanding with any person to distribute the Exchange Shares to be received in the Exchange Offer and to the best of the Company’s information and belief, each person participating in the Exchange Offer is acquiring the Exchange Shares in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Shares to be received in the Exchange Offer. In this regard, the Company will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if the Exchange Offer is being registered for the purpose of secondary resales, any security holder using the Exchange Offer to participate in a distribution of the Exchange Shares to be acquired in the registered Exchange Offer (1) cannot rely on the staff’s position in the Exxon Capital Letter, the Morgan Stanley Letter or similar letters and (2) must comply with registration and prospectus delivery requirements of the Securities Act, in connection with a secondary resale transaction. The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K under the Securities Act.

Securities and Exchange Commission
July 25, 2007

          To the best of the Company’s information and belief, no broker-dealer participating in the Exchange Offer with respect to Initial Shares acquired for its own account as a result of market-making activities or other trading activities, has entered into any arrangement or understanding with the Company or any affiliate of the Company to distribute the Exchange Shares. In addition, the Company (i) will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that any broker-dealer who holds Initial Shares acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Shares in exchange therefor pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Shares and (ii) will include in the letter of transmittal to be executed by an exchange offeree in order to participate in the Exchange Offer the additional requirement that if the exchange offeree is a broker-dealer holding Initial Shares acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Shares received in respect of such Initial Shares pursuant to the Exchange Offer. The letter of transmittal will also include a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Very truly yours,

RAM HOLDINGS LTD.

By: /s/ Victoria Guest
Name: Victoria Guest
Title: General Counsel and Secretary